# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACRES Commercial Realty Corp., CIK 0001332551
CUSIP: 00489Q102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 865 Merrick Avenue, Suite 200 S, Westbury, New York (NY), 11590
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002081264

## Reporting persons
- OCM XAN Holdings PT, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 391,380; sole dispositive power 0; shared dispositive power 391,380; aggregate amount beneficially owned 391,380 (5.27% of the class)
  Comment: The reported percentage is calculated based on 7,426,314 shares of common stock ("Common Stock") outstanding as of August 4, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 5, 2025.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 391,380; sole dispositive power 0; shared dispositive power 391,380; aggregate amount beneficially owned 391,380 (5.27% of the class)
  Comment: The reported percentage is calculated based on 7,426,314 shares of Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Form 10-Q filed with the SEC) on August 5, 2025.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 391,380; sole dispositive power 0; shared dispositive power 391,380; aggregate amount beneficially owned 391,380 (5.27% of the class)
  Comment: The reported percentage is calculated based on 7,426,314 shares of Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Form 10-Q filed with the SEC) on August 5, 2025.

## Item 1. Issuer
Name of issuer: ACRES Commercial Realty Corp.
Address of issuer's principal executive offices: 865 Merrick Avenue, Suite 200 S, Westbury, New York, 11590

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is filed jointly by each of the following persons (collectively, the "Reporting Persons"):

(1) OCM XAN Holdings PT, LLC ("OCM XAN Holdings"), Delaware limited partnership, in its capacity as the direct owner of 391,380 shares of Common Stock;
(2) Oaktree Capital Holdings, LLC ("OCH"), in its capacity as the indirect manager of OCM Xan Holdings; and
(3) Oaktree Capital Group Holdings GP, LLC ("OCGH"), a Delaware limited liability company, in its capacity as the indirect owner of the class B units of OCH.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to row 9 on each cover page.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition:
See responses to row 8 on each cover page.

OCM XAN Holdings holds an aggregate of 391,380 Common Stock constituting approximately 5.27% of the total issued and outstanding shares of Common Stock and has the sole power to vote and dispose of such shares of Common Stock.

OCH, in its capacity as the indirect manager OCM XAN Holdings, has the ability to direct voting and disposition of, and therefore may be deemed to beneficially own the shares of Common Stock directly held by OCM XAN Holdings.

OCGH, in its capacity as the indirect owner of the class B units of OCH has the ability to appoint and remove certain directors of OCH and, as such, may indirectly control the decisions of OCH regarding the vote and disposition of securities held by Fund Xb Holdings; therefore, OCGH may be deemed to beneficially own reported securities.

The filing of this statement shall not be deemed an admission by any of the Reporting Persons, of beneficial ownership of the reported securities for purposes of Section 13(d) or Section 13(g) or for any other purpose.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of August 12, 2025.

## Signatures
- OCM XAN Holdings PT, LLC: /s/ Henry Orren, Henry Orren/Authorized Signatory (08/12/2025)
- Oaktree Capital Holdings, LLC: /s/ Brian Price, Brian Price/Authorized Signatory (08/12/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Brian Price, Brian Price/Authorized Signatory (08/12/2025)